UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2007            File No.    0-51749

ARIZONA STAR RESOURCE CORP.

(Name of Registrant)

401 Bay Street, Suite 2700, Toronto, Ontario, Canada M5H 2Y4

(Address of principal executive offices)

1.

Voting Results of the Annual General Meeting

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ___

FORM 40-F XXX

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Arizona Star Resource Corp.

(Registrant)

Dated: October 24, 2007	By: /s/ Jennifer Dawson Jennifer Dawson Assistant Corporate Secretary

REPORT ON VOTING RESULTS

SECTION 11.3 OF NATIONAL INSTRUMENT 51-102

CONTINUOUS DISCLOSURE OBLIGATIONS

The following is a description of the matters voted upon at the Annual General Meeting of Arizona Star Resource Corp., held on October 23, 2007, and the outcome:

Description of Matter Voted Upon	Outcome of Vote
The election of six nominees as directors, each of whom was an incumbent director.	Resolution approved.
The reappointment of PricewaterhouseCoopers as auditor, and authorization for the directors to fix the auditor’s remuneration.	Resolution approved.

All resolutions were approved by a show of hands.

DATED at Toronto, Ontario on October 24, 2007

ARIZONA STAR RESOURCE CORP.

Per:

“Thomas C. Dawson”      .

Thomas C. Dawson

Corporate Secretary